Exhibit 99.59

RIO ALTO REPORTS EARNINGS OF $0.19 PER SHARE FOR Q1 2012

For Immediate Release	May 14, 2012

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that its net income was $33.2 million or $0.19 per share for its first three months of commercial production.

Financial Highlights for the three months ended March 31, 2012 were:

  Cash generated from operations amounted to $54.6 million.

  Net cash flow for the period was $44.9 million.

  Revenue was $94.6 million.

  Cash cost was $428 per ounce of gold sold during the quarter.

Cash Cost and Total Cost per Ounce of Gold Sold:

The mine site cash cost for the 58,918 ounces of gold sold was $428 per ounce. Total, after tax and overhead, cash cost per ounce of gold sold was $909 per ounce. The determination of mine site cash and total cost per ounce is illustrated in the table below:

(000’s of dollars, except ounces and per gold ounce amounts)

	($ 000's)	$ per oz(1)
Production costs	$19,923
Silver by-product revenue	(78)

Lima office costs	901

Workers’ profit share	4,449

Mine site costs	25,195	$428
Vancouver office	834	14
Income tax	15,446	266

Peru Government Royalty	5,250	89
Special mining tax	6,811	116
Total cash costs	$53,536	$909

Ounces of gold sold	58,918

(1)

The Company has included non-IFRS performance measures – mine site and total cash costs per gold ounce sold – within this announcement. In addition to conventional measures, the Company uses these performance measures to monitor its operating cash costs and believes they provide investors and analysts with useful information about the Company’s underlying cost structure. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company reports cash costs per ounce on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning.

At this time management expects that the La Arena Gold Mine will produce 150,000 to 160,000 ounces of gold for the year ended December 31, 2012. Production guidance will be updated after the second quarter of commercial production.

With a proven technical team, strong operating and financial performance and high quality development and exploration projects, Rio Alto is positioned to grow into an intermediate gold producer from existing projects. Based on current plans and assumptions the Company projects gold oxide production of over 200,000 ounces per year by 2014. All planned development, exploration and capital expenditures for 2012 will be completed without external funding and the Company should end the year in a stronger financial position. Rio Alto plans to pursue accretive acquisitions and carry out our planned exploration programs.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected gold production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw

Director & CFO

FOR FURTHER INFORMATION, CONTACT:
Anthony Hawkshaw	Alejandra Gomez, Investor Relations
Phone: +1 778 389 5907	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com